Ancho Honey Pitch

0:00

my name is Malcolm I opened Nao honey in

0:02

2019 with a simple belief that regular

0:05

people could have good highquality food

0:08

at a price that would make them have to

0:10

miss a car

0:21

payment we opened our restaurant in my

0:23

hometown of tenant Harbor in a

0:25

75-year-old farmhouse that really

0:27

quickly started to feel the strain of

0:29

the volume of C customers we were

0:30

bringing in each week especially on

0:32

Sundays when we make our signature fried

0:34

chicken sandwiches if you follow us on

0:36

social media you already know that these

0:37

sandwiches have become a whole thing and

0:41

for good reason we hand debone whole

0:44

chicken thighs leaving the skin on so

0:46

that they stay super crunchy when we

0:48

cook them then we dress them in an array

0:50

of our unique sauces and toppings like

0:53

our Nashville hot that's dredged in pure

0:56

cayenne and then finished with a cooling
0:58
blast of Alabama white barbecue sauce
1:00
that we make in house or my favorite the
1:02
Stinger which is tossed in a 50/50 blend
1:05
of hot honey and barbecue sauce and then
1:08
finished with a creamy jalapeno cream
1:09
cheese sprad these sandwiches have
1:11
become such a hit that we've had to set
1:13
a cap on how many we're able to produce
1:15
in our Tiny Kitchen each week we have
1:17
the staff and equipment to produce just
1:18
100 of these each Sunday and we urge our
1:21
customers who sometimes travel from
1:22
hours away to order as far ahead as they
1:25
possibly can we sell out every single
1:28
Sunday sometimes in a matter of hours
1:30
our record is hitting soldout status
1:32
just 84 minutes after opening thanks to
1:35
lots of attention from local media lots
1:37
of Award nominations and lots of shout
1:40
outs on social media from some really
1:41
prominent really talented
1:47

chefs we love chicken Sando Sunday not
1:49
just because it's our most popular day
1:51
of the week but also because it's our
1:53
most profitable featuring our highest
1:55
margin product and a cooking method that
1:57
allows us to bang out big numbers really
1:59
really quickly
2:00
so we got to thinking what if we took
2:02
our signature fried chicken sandwiches
2:04
and spun them off into their own brand
2:06
new restaurant and what if we built that
2:07
restaurant from the ground up to our own
2:10
specifications in a location more easily
2:13
accessible to the people that love us
2:14
the
2:28
most
2:31
I've recently signed a lease here inside
2:33
this old Chinese restaurant in Thomason
2:35
Maine if you're local you probably
2:37
recognize it but
2:40
yeah I own that sign I own a three burer
2:43
walk stove that I'm not sure even works
2:46

I own about a decade's worth of Grease
2:49

bad electrical faulty plumbing and a
2:51

super sketchy bathroom but this is where
2:54

this spring I'm going to open our newest
2:55

restaurant Honey's Fried Chicken
2:58

Palace so now now I've got just a few
3:00

months to turn this neglected hole in
3:02

the wall into a space as beautiful as
3:04

our fried chicken sandwiches and I need
3:07

your help this isn't your average
3:09

crowdfunding Venture where I beg my
3:11

friends to kick me a few dollars in
3:13

exchange for a sticker or a t-shirt
3:15

instead restructuring this as a real
3:17

investment an opportunity to buy into
3:19

Honeys and earn a real return on your
3:21

hard-earned cash seriously we've had to
3:24

file paperwork with the SEC and
3:27

everything we've partnered with mainvest
3:29

website that helps entrepreneurs find
3:31

investment dollars right in the
3:32

communities they serve with the idea
3:34

that it's always cooler to pay interest
3:36
back to your own customers instead of to
3:38
the big Banks you can invest in our new
3:40
restaurant for as little as
3:42
$100 and mainvest will handle all the
3:44
details cutting you a check each quarter
3:47
until you've hit a fixed return on your
3:49
investment and what I like about this
3:51
the most is you'll be as invested as I
3:53
am in seeing this business succeed since
3:55
the better we do the faster you'll earn
3:57
a return on your investment
4:08
look we love dreaming up and making the
4:11
best fried chicken sandwiches in the
4:12
county and our customers seem to love
4:14
eating them in fact our popularity
4:16
usually exceeds our capacity to
4:19
produce I think you'll agree that taking
4:21
our most profitable most popular product
4:24
and spinning it off into an entirely new
4:26
restaurant in a town with a much heavier
4:29
more consistent flow of traffic just
4:31

makes good sense and I hope you'll join

4:33

me in bringing Honeys to life thanks for

4:36

listening and I can't wait to do this

4:42